Exhibit 21.1

List of Subsidiaries of ITG, Inc.

Subsidiary	Place of Formation
ITG Communications, LLC	Texas
Broadband Technical Resources, Inc.	Delaware

In accordance with Item 601(b)(21) of Regulation S-K, the Company has omitted from this Exhibit the names of its subsidiaries which, considered in the aggregate or as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.